UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIFCO Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826546103
(CUSIP Number)

copy to:

Mark J. Silk
4946 Azusa Canyon Road, Irwindale, California 91706
(310) 536-1359
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 826546103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M. and S. Silk Revocable Trust u/d/t June 2, 1997
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
645,500
		8	SHARED VOTING POWER

		9	SOLE DISPOSITIVE POWER
645,500
		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 826546103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mark J. Silk and Sarah C. Silk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

		8	SHARED VOTING POWER
645,500
		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER
645,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”), of SIFCO Industries, Inc., an Ohio corporation (the "Company"), whose principal executive offices are located at 970 East 64th Street, Cleveland, Ohio 44103.

Item 2. Identity and Background

This statement is filed by M. and S. Silk Revocable Trust u/d/t June 2, 1997 (the “Trust”), which is organized under the laws of the State of California and maintains an address at 4946 Azusa Canyon Road, Irwindale, California 91706, and Mark J. Silk and Sarah C. Silk (together, the “Silks”) as settlors, beneficiaries, and co-trustees of the Trust, who share such address (the Silks and the Trust, collectively, the “Reporting Persons”).

Mark J. Silk is the President and Chief Executive Officer, and a member of the Board of Directors, of Tri-Star Electronics International, Inc., an electronics manufacturer with a business address at 2201 Rosecrans Avenue, El Segundo, California 90245. Mr. Silk is a citizen of the United States.

Sarah C. Silk is a homemaker. Ms. Silk is a citizen of the United States.

During the last five years, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The Trust acquired 389,400 shares of the Company’s Common Stock on December 1, 2008 at a price per share of $5.0247, for a total purchase price of $1,956,618.18.

Such acquisition, and all prior acquisitions of shares of the Company’s Common Stock, have been effected with funds from the corpus of the Trust.

Item 4. Purpose of Transaction

The shares of the Company’s Common Stock described in the transactions above were acquired for investment purposes. The Reporting Persons may seek to acquire additional shares of the Company’s Common Stock for investment purposes in the future.

Item 5. Interest in Securities of the Issuer

Currently, the Trust directly owns, and the Silks together indirectly own, an aggregate of 645,500 shares of the Company’s Common Stock, which represent 12.2% of the 5,293,966 shares of the Company’s Common Stock issued and outstanding as of June 30, 2008 (based on the Company’s most recent Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2008).

The Trust has sole voting and dispositive power, and the Silks (as co-trustees of the Trust) share the power to direct such voting and dispositive power of the Trust, with respect to all 645,500 shares of the Company’s Common Stock owned by the Reporting Persons. Mr. Silk and Ms. Silk each individually has the unrestricted right to revoke the Trust without the consent of any other person.

During the past 60 days, the Reporting Persons completed the following acquisitions of shares of the Company’s Common Stock (the following list includes the acquisition that necessitated the filing of this statement on Schedule 13D):

  6,800 shares at a price per share of $6.45 on October 9, 2008;
  1,000 shares at a price per share of $6.45 on October 10, 2008;
  10,000 shares at a price per share of $6.40 on October 10, 2008;
  10,000 shares at a price per share of $6.05 on October 15, 2008;
  5,935 shares at a price per share of $5.55 on October 28, 2008;
  1,465 shares at a price per share of $5.55 on November 3, 2008;
  2,600 shares at a price per share of $5.55 on November 6, 2008;
  10,000 shares at a price per share of $5.45 on November 6, 2008;
  2,630 shares at a price per share of $4.47 on November 17, 2008;
  7,370 shares at a price per share of $4.47 on November 18, 2008;
  10,000 shares at a price per share of $4.45 on November 18, 2008;
  1,800 shares at a price per share of $4.45 on November 19, 2008;
  8,200 shares at a price per share of $4.45 on November 20, 2008;
  2,900 shares at a price per share of $4.15 on November 21, 2008;
  400 shares at a price per share of $4.15 on November 24, 2008;
  2,800 shares at a price per share of $4.15 on November 25, 2008; and
  389,400 shares at a price per share of $5.0247 on December 1, 2008.

Each of the foregoing acquisitions was effected on the open market through the Trust’s broker.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

The written agreement of the Reporting Persons to file this statement on Schedule 13D on behalf of each of them is attached as an exhibit hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

M. and S. Silk Revocable Trust u/d/t June 2, 1997

/s/ Mark J. Silk
Mark J. Silk,
Co-Trustee

/s/ Sarah C. Silk
Sarah C. Silk,
Co-Trustee

/s/ Mark J. Silk
Mark J. Silk

/s/ Sarah C. Silk
Sarah C. Silk

EXHIBIT

The undersigned each hereby agree that the statement on Schedule 13D, reflecting the acquisition of 389,400 shares of the Common Stock of SIFCO Industries, Inc. on December 1, 2008, shall be filed on behalf of each of them with the Securities and Exchange Commission on December 10, 2008.

Dated: December 10, 2008

M. and S. Silk Revocable Trust u/d/t June 2, 1997

/s/ Mark J. Silk
Mark J. Silk,
Co-Trustee

/s/ Sarah C. Silk
Sarah C. Silk,
Co-Trustee

/s/ Mark J. Silk
Mark J. Silk

/s/ Sarah C. Silk
Sarah C. Silk